

June 2, 2011

Rocio Corral
Chief Executive Officer and President
General Cleaning and Maintenance
412 Martha St.
Las Vegas, NV 89110

> **Re: General Cleaning and Maintenance**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 13, 2011**
> **File No. 333-173222**

Dear Ms. Corral:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please update your financial statements as required. See Item 3-12 of Regulation S-X.

2.   Please tell us whether you are currently seeking Blue Sky registration of your securities in any jurisdiction. Please consider adding a risk factor which explains that your offering may not receive Blue Sky approval in jurisdictions in which you or your selling shareholders intend to sell securities and how that may impact investors.

Prospectus Cover Page

3.   Please confirm that your printed prospectus cover page will fit on a single page. See Item 501(b) of Regulation S-K.

Description of Business

Employees, page 34

4.   We note your disclosure that Rocio Corral intends to devote 40 hours per week to your business. We also note your disclosure on page 41 that Ms. Corral is currently employed at Angelica Cleaners in Las Vegas, Nevada as a cleaning assistant. Please revise to include risk factor disclosure, as applicable, regarding Ms. Corral's other employment obligations.

Directors, Executive Officers, Promoters and Control Persons, page 42

5.   We note your response to comment 22 in our letter dated April 28, 2010 and we reissue the comment. Please revise to describe, from among the experiences listed or from other experience or qualifications Ms. Corral may have, the specific experience, qualifications, attributes and skills led to the conclusion that Ms. Corral should serve as director.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Wilson Lee at (202) 551-3648 or Dan Gordon at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Adam F. Turk at (202) 551-3657 or me at (202) 551-3401 with any other questions.

Sincerely,

Jennifer Gowetski
Senior Counsel

cc: Thomas C. Cook
        Law Offices of Thomas C. Cook, LTD
        Via facsimile: (702) 221-1963